Exhibit 99.1

Vermilion Energy Inc. Announces Results for the Year Ended December 31, 2023 and Accelerated Return of Capital

CALGARY, AB, March 6, 2024 /CNW/ - Vermilion Energy Inc. ("Vermilion", "We", "Our", "Us" or the "Company") (TSX: VET) (NYSE: VET) is pleased to report operating and condensed financial results for the year ended December 31, 2023.

The audited financial statements, management discussion and analysis and annual information form for the year ended December 31, 2023 will be available on the System for Electronic Document Analysis and Retrieval Plus ("SEDAR+") at www.sedarplus.ca, on EDGAR at www.sec.gov/edgar.shtml, and on Vermilion's website at www.vermilionenergy.com.

Highlights

Q4 2023 Results

  Q4 2023 fund flows from operations ("FFO")(1) was $372 million ($2.27/basic share)(2) and exploration and development ("E&D") capital expenditures(3) were $143 million, resulting in free cash flow ("FCF")(4) of $229 million ($1.40/basic share)(5).
  Net debt(6) decreased by $164 million in Q4 2023 to $1.1 billion, the lowest level in a decade and a 50% reduction from the peak in 2020. In addition, Vermilion returned $45 million to shareholders comprised of $16 million of dividends and $29 million of share buybacks.
  Production during the fourth quarter of 2023 averaged 87,597 boe/d(8), comprised of 54,216 boe/d(8) from our North American assets and  33,381 boe/d(8) from our International assets.
  Q4 2023 production benefited from a full quarter of production from Australia and Ireland following maintenance downtime in the prior quarter, as well as increased production in the Netherlands due to new production from our 2023 drilling program.

Year End 2023 Results

  2023 FFO(1) was $1,143 million ($6.98/basic share)(2) and E&D capital expenditures(3) were $590 million, resulting in FCF(4) of $552 million ($3.37/basic share)(5).
  Net debt(6) decreased by $266 million in 2023 to $1.1 billion, representing a trailing net debt-to-FFO ratio(7) of under 1.0 times. In addition, Vermilion returned $160 million to shareholders, comprised of $65 million in dividends and $95 million of share buybacks.
  Reported a 2023 net loss of $238 million ($1.45/basic share) driven by non-cash impairment charges and dispositions, partially offset by strong price realization and acquisition activity. Excluding non-cash impairments, net earnings were $536 million ($3.27/basic share).
  Production during 2023 averaged 83,994 boe/d(8), which was at the mid-point of our 2023 guidance range. Strong performance across many of our business units served to offset wildfire-related downtime in Canada and maintenance downtime in Australia.
  Year-end 2023 proved developed producing ("PDP") reserves were 173 mmboe(9) and total proved plus probable ("2P") reserves were 430 mmboe(9), reflecting a reserve life index of 5.6 years and 14.0 years, respectively.
  The after-tax net present value of PDP reserves, discounted at 10%, is $3.2 billion(9) and the after-tax net present value of 2P reserves, discounted at 10%, is $5.7 billion(9), or $28.72 per basic share(9) after deducting year-end net debt.

Outlook

  In conjunction with our Q4 2023 release, we announced a quarterly cash dividend of $0.12 per share, payable on April 15, 2024 to shareholders of record on March 28, 2024. This quarterly cash dividend represents a 20% increase over the prior quarterly dividend.
  Given our strong financial position and continued operational momentum, we are increasing our capital return target to 50% of excess FCF and will manage to this target on a full-year basis versus our previous effective date of April 1, 2024. Year-to-date, we have repurchased and retired 1.4 million shares and plan to increase the pace of share buybacks starting immediately.
  Construction of the 16,000 boe/d Mica Montney battery is progressing as planned and remains on schedule for a mid-year start-up. With the additional capacity provided by this battery, we are able to move forward with the growth phase of our Mica Montney asset, and have drilled six wells on our 16-28 BC pad that will be completed and ready for tie-in during Q2 2024.
  We continued to advance our deep gas exploration and development plans in Germany, with drilling operations nearly complete on the first well of our program. We expect to reach total depth in the coming weeks and will then move the rig to the next location, where the second well of our program will be drilled during Q2 2024.
  In Croatia, we drilled the first exploration well on the SA-7 block in Q1 2024 and reached total measured depth of 2,371 metres, where we discovered hydrocarbons in multiple zones. We plan to evaluate and test these zones during the second quarter while commencing drilling on the second of four wells planned on the SA-7 block this year. Construction of the gas plant on the SA-10 block is progressing as planned and remains on schedule for a mid-year start-up.
($M except as indicated)	Q4 2023	Q3 2023	Q4 2022	2023	2022
Financial
Petroleum and natural gas sales	522,969	475,532	842,693	2,022,555	3,476,394
Cash flows from operating activities	343,831	118,436	495,195	1,024,528	1,814,220
Fund flows from operations (1)	372,117	270,218	284,220	1,142,611	1,634,865
Fund flows from operations ($/basic share) (2)	2.27	1.65	1.74	6.98	10.00
Fund flows from operations ($/diluted share) (2)	2.27	1.62	1.70	6.98	9.71
Net (loss) earnings	(803,136)	57,309	395,408	(237,587)	1,313,062
Net (loss) earnings ($/basic share)	(4.91)	0.35	2.42	(1.45)	8.03
Cash flows used in investing activities	132,932	170,404	168,053	576,435	1,059,292
Capital expenditures (3)	142,887	125,639	169,305	590,191	551,817
Acquisitions (10)	25,724	5,238	4,558	273,018	539,713
Dispositions	14,855	—	—	197,007	—
Asset retirement obligations settled	28,937	13,582	16,508	56,966	37,514
Repurchase of shares	28,736	11,645	—	94,838	71,659
Cash dividends ($/share)	0.10	0.10	0.08	0.40	0.28
Dividends declared	16,227	16,367	13,058	65,248	45,769
% of fund flows from operations (11)	4%	6%	5%	6%	3%
Payout (12)	188,051	155,588	198,871	712,405	635,100
% of fund flows from operations (12)	51%	58%	70%	62%	39%
Free cash flow (4)	229,230	144,575	114,915	552,420	1,083,048
Long-term debt	914,015	966,505	1,081,351	914,015	1,081,351
Net debt (6)	1,078,567	1,242,522	1,344,586	1,078,567	1,344,586
Net debt to four quarter trailing fund flows from operations (7)	0.9	1.2	0.8	0.9	0.8
Operational
Production (8)
Crude oil and condensate (bbls/d)	32,866	31,417	38,915	31,727	37,530
NGLs (bbls/d)	7,412	7,344	7,497	7,296	7,961
Natural gas (mmcf/d)	283.91	263.80	234.23	269.83	238.18
Total (boe/d)	87,597	82,727	85,450	83,994	85,187
Average realized prices
Crude oil and condensate ($/bbl)	107.91	106.94	115.02	102.43	123.89
NGLs ($/bbl)	33.38	27.77	39.93	31.54	45.95
Natural gas ($/mcf)	8.48	6.32	17.43	8.17	18.99
Production mix (% of production)
% priced with reference to WTI	29%	34%	38%	33%	38%
% priced with reference to Dated Brent	17%	13%	18%	13%	16%
% priced with reference to AECO	31%	34%	30%	33%	30%
% priced with reference to TTF and NBP	23%	19%	14%	21%	16%
Netbacks ($/boe)
Operating netback (13)	57.48	49.30	70.00	49.22	70.15
Fund flows from operations ($/boe) (14)	48.83	35.76	35.08	37.90	52.65
Operating expenses	15.35	16.26	16.81	17.03	15.75
General and administration expenses	2.60	2.77	1.65	2.68	1.86
Average reference prices
WTI (US $/bbl)	78.32	82.26	82.65	77.63	94.23
Dated Brent (US $/bbl)	84.05	86.76	88.71	82.62	101.19
AECO ($/mcf)	2.30	2.61	4.64	2.64	5.25
TTF ($/mcf)	17.45	14.11	38.36	17.40	48.35
Share information ('000s)
Shares outstanding - basic	162,271	163,666	163,227	162,271	163,227
Shares outstanding - diluted (15)	166,456	167,904	168,616	166,456	168,616
Weighted average shares outstanding - basic	163,335	163,946	163,105	163,719	163,489
Weighted average shares outstanding - diluted (15)	163,335	166,392	167,397	163,719	168,426

(1)	Fund flows from operations (FFO) is a total of segments measure comparable to net (loss) earnings that is comprised of sales less royalties, transportation, operating, G&A, corporate income tax, PRRT, windfall taxes, interest expense, realized gain (loss) on derivatives, realized foreign exchange gain (loss), and realized other income (expense). The measure is used to assess the contribution of each business unit to Vermilion's ability to generate income necessary to pay dividends, repay debt, fund asset retirement obligations, and make capital investments. FFO does not have a standardized meaning under IFRS and therefore may not be comparable to similar measures provided by other issuers. More information and a reconciliation to primary financial statement measures can be found in the "Non-GAAP and Other Specified Financial Measures" section of this document.

(2)	Fund flows from operations per share (basic and diluted) are supplementary financial measures and are not standardized financial measures under IFRS, and therefore may not be comparable to similar measures disclosed by other issuers. They are calculated using FFO (a total of segments measure) and basic/diluted shares outstanding. The measure is used to assess the contribution per share of each business unit. More information and a reconciliation to primary financial statement measures can be found in the "Non-GAAP and Other Specified Financial Measures" section of this document.

(3)	Capital expenditures is a non-GAAP financial measure that is the sum of drilling and development costs and exploration and evaluation costs from the Consolidated Statements of Cash Flows. More information and a reconciliation to primary financial statement measures can be found in the "Non-GAAP and Other Specified Financial Measures" section of this document.

(4)	Free cash flow (FCF) and excess free cash flow (EFCF) are non-GAAP financial measures comparable to cash flows from operating activities. FCF is comprised of FFO less drilling and development and exploration and evaluation expenditures and EFCF is FCF less payments on lease obligations and asset retirement obligations settled. More information and a reconciliation to primary financial statement measures can be found in the "Non-GAAP and Other Specified Financial Measures" section of this document.

(5)	Free cash flow per basic share is a non-GAAP supplementary financial measure and is not a standardized financial measure under IFRS and may not be comparable to similar measures disclosed by other issuers. It is calculated using FCF and basic shares outstanding.

(6)	Net debt is a capital management measure comparable to long-term debt and is comprised of long-term debt (excluding unrealized foreign exchange on swapped USD borrowings) plus adjusted working capital (defined as current assets less current liabilities, excluding current derivatives and current lease liabilities). More information and a reconciliation to primary financial statement measures can be found in the "Non-GAAP and Other Specified Financial Measures" section of this document.

(7)	Net debt to trailing FFO is a supplementary financial measure and is not a standardized financial measure under IFRS. It may not be comparable to similar measures disclosed by other issuers and is calculated using net debt (capital management measure) and FFO (total of segment measure). The measure is used to assess the ability to repay debt. Information in this document is included by reference; refer to the "Non-GAAP and Other Specified Financial Measures" section of this document.

(8)	Please refer to Supplemental Table 4 "Production" of the accompanying Management's Discussion and Analysis for disclosure by product type.

(9)	Estimated gross proved, developed and producing, total proved, and total proved plus probable reserves as evaluated by McDaniel & Associates Consultants Ltd. ("McDaniel") in a report dated March 5, 2024 with an effective date of December 31, 2023 (the "2023 McDaniel Reserves Report"). See Vermilion's annual information form for the year ended December 31, 2023 for additional information, including reserve pricing assumptions. Per share metrics calculated using basic shares outstanding at December 31, 2023.

(10)	Acquisitions is a non-GAAP financial measure that is calculated as the sum of acquisitions and acquisitions of securities from the Consolidated Statements of Cash Flows, Vermilion common shares issued as consideration, the estimated value of contingent consideration, the amount of acquiree's outstanding long-term debt assumed, and net acquired working capital deficit or surplus. More information and a reconciliation to primary financial statement measures can be found in the "Non-GAAP and Other Specified Financial Measures" section of this document.

(11)	Dividends % of FFO is a supplementary financial measure that is not standardized under IFRS and may not be comparable to similar measures disclosed by other issuers, calculated as dividends divided by FFO. The ratio is used by management as a metric to assess the cash distributed to shareholders. Reconciliation to primary financial statement measures can be found in the "Non-GAAP and Other Specified Financial Measures" section of this document.

(12)	Payout and payout % of FFO are a non-GAAP financial measure and a non-GAAP ratio, respectively, that are not standardized under IFRS and may not be comparable to similar measures disclosed by other issuers. Payout is comparable to dividends declared and is comprised of dividends declared plus drilling and development costs, exploration and evaluation costs, and asset retirement obligations settled, while the ratio is calculated as payout divided by FFO. More information and a reconciliation to primary financial statement measures can be found in the "Non-GAAP and Other Specified Financial Measures" section of this document.

(13)	Operating netback is a non-GAAP financial measure comparable to net earnings and is comprised of sales less royalties, operating expense, transportation costs, PRRT, and realized hedging gains and losses. More information and a reconciliation to primary financial statement measures can be found in the "Non-GAAP and Other Specified Financial Measures" section of this document.

(14)	Fund flows from operations per boe is a supplementary financial measure that is not standardized under IFRS and may not be comparable to similar measures disclosed by other issuers, calculated as FFO by boe production. Fund flows from operations per boe is used by management to assess the profitability of our business units and Vermilion as a whole. More information and a reconciliation to primary financial statement measures can be found in the "Non-GAAP and Other Specified Financial Measures" section of this document.

(15)	Diluted shares outstanding represent the sum of shares outstanding at the period end plus outstanding awards under the Long-term Incentive Plan ("LTIP"), based on current estimates of future performance factors and forfeiture rates.

Message to Shareholders

We made significant progress in 2023 towards our debt reduction and asset high-grading initiatives, while also advancing key growth projects in Canada, Germany, and Croatia. We closed the Corrib acquisition in Ireland and completed the disposition of select non-core assets in southeast Saskatchewan early in the year. These transactions further strengthened our asset base by adding more low emission, premium-priced European natural gas to our portfolio while divesting less efficient, higher cost assets in Canada. With this high-graded asset base, we were able to deliver on the midpoint of our annual production guidance of 84,000 boe/d despite wildfire-related downtime in Western Canada and unplanned downtime in Australia. Our ability to meet annual production guidance highlights the advantages of operating a diversified portfolio as we were able to reallocate capital to offset the production impacts in Canada and Australia. With strong operational performance in the fourth quarter, we achieved average production of 87,597 boe/d in Q4 2023, representing a 6% increase over the prior quarter.

Vermilion generated $1.1 billion of fund flows from operations ("FFO") in 2023, representing the second strongest year in the history of the company. After accounting for E&D capital expenditures, we generated $552 million of free cash flow ("FCF"), of which 29%, or $160 million ($0.98 per share), was returned directly to shareholders through an increased dividend and share buybacks, and an additional $266 million ($1.62/share) was returned indirectly through debt reduction. Q4 2023 FFO and FCF was $372 million and $229 million, respectively, representing a 38% and 59% increase over the prior quarter, primarily due to higher production from our high-margin Australia and Ireland business units and tax adjustments. Net debt decreased by $266 million in 2023 to end the year at $1.1 billion, which is the lowest level in a decade and represents 0.9 times our annual FFO. This is a key milestone for the company as it aligns with our internal leverage target of one times net debt to FFO or less, and positions us for increasing shareholder returns, including a 20% increase to our quarterly dividend effective Q1 2024, previously announced with our 2024 budget.

As a result of the progress achieved on debt reduction, we are now able to accelerate our return of capital. The return of capital framework outlined with our 2024 budget release in December contemplated a capital return target of 30% of excess FCF ("EFCF") in Q1 2024, increasing to 50% of EFCF effective April 1, 2024. Given our strong financial position and continued operational momentum, we now plan to increase our capital return target to 50% of EFCF on a full-year basis for 2024 with a corresponding increase in share buybacks starting immediately, as we continue to believe share buybacks represent a competitive use of capital.

Our disciplined focus on strengthening the balance sheet and high-grading the asset base, along with diligent capital allocation, has made the company much stronger and much more resilient today. We ended 2023 with a strong balance sheet and have continued our operational momentum from the fourth quarter into 2024. Our 2024 capital program is well underway and we are very pleased with how things are progressing on our three key growth initiatives in Canada, Germany and Croatia. The development of our gas prospects in Germany and Croatia will increase our exposure to premium-priced European gas, while the expansion of our Montney infrastructure in Canada will set the stage for long-term development and growth of this asset. We are excited about Vermilion's outlook and believe we have a robust portfolio capable of generating strong compounded returns for our shareholders through a combination of modest annual production growth, a resilient and growing base dividend and share buybacks.

We would like to thank all our stakeholders for their ongoing support and contributions, and we look forward to providing further updates on our 2024 operational and financial results as the year progresses.

Q4 2023 Operations Review

North America

Production from our North American operations averaged 54,216 boe/d(1) in Q4 2023, a decrease of 4% from the previous quarter due to natural declines in both Canada and the United States.

In the Deep Basin, we drilled five (5.0 net), completed five (5.0 net), and brought on production four (4.0 net) Mannville liquids-rich conventional natural gas wells. At Mica we drilled the initial four (4.0 net) Montney liquids-rich shale gas wells on our BC lands as part of our winter drilling program in advance of the expected start-up of our 8-33 BC battery in mid-2024. In Saskatchewan, we completed and brought on production one (1.0 net) light and medium crude oil well, while in the United States, we participated in the drilling of six (2.0 net) non-operated light and medium crude oil wells in Wyoming.

Construction of the 16,000 boe/d Mica Montney battery is progressing as planned and remains on schedule for a mid-year start-up. Once operational, this battery will more than double our Montney infrastructure capacity to approximately 20,000 boe/d. With this additional capacity, we are able to move forward with the growth phase of our Mica Montney asset, and to date have drilled eight of the 11 planned wells on or offsetting our recent 16-28 BC pad. The two wells that were previously drilled on this pad and brought on production in March 2023 have produced nearly 700,000 boe combined to the end of February 2024, including over 215,000 barrels of liquids (83% light crude oil). Six of the new wells are expected to be completed and ready for tie-in during Q2 2024 to align with the start-up of the new battery.

International

Production from our International operations averaged 33,381 boe/d(1) in Q4 2023, an increase of 29% over the previous quarter primarily due to a full quarter of production at our Australia and Ireland operations following maintenance downtime in the prior quarter, as well as increased production in the Netherlands due to new production from our 2023 drilling program.

We continued to advance our deep gas exploration and development plans in Germany, with drilling operations nearly complete on our first well of our program. We expect to reach total depth in the coming weeks and will then move the rig to the next location, where the second well of our program will be drilled during Q2 2024.

In Croatia, construction of the gas plant on the SA-10 block is progressing as planned and remains on schedule for start-up mid-year. This gas plant will facilitate production from the SA-10 block where we have previous gas discoveries. Subsequent to year-end, we commenced drilling on the first exploration well on the SA-7 block and reached total measured depth of 2,371 metres, where we discovered hydrocarbons in multiple zones. We plan to evaluate and test these zones during the second quarter while commencing drilling on the second of four wells planned on the SA-7 block this year. In addition, we recently signed a farmout agreement with the INA Group to jointly develop the SA-7 block. INA is the largest integrated oil and gas company in Croatia and brings local expertise and access to existing infrastructure that will play a critical role in developing this asset.

2023 Reserves Update

Our 2023 proved developed producing ("PDP") reserves decreased by 8% from the prior year to 172.7 mmboe(2) while our total proved plus probable ("2P") reserves decreased by 18% from the prior year to 429.8 mmboe(2), primarily due to dispositions, production, and technical revisions, including technical revisions resulting from capital allocation decisions. Early in the year, we divested a non-core asset in southeast Saskatchewan which accounted for 11.6 mmboe of the PDP reduction and 32.4 mmboe of the 2P reduction. During the second half of the year we divested non-core assets in the USA, contributing 0.7 mmboe to the PDP reduction and 13.9 mmboe of the 2P reduction. The closing of the Corrib acquisition in Ireland in Q1 2023 added 12.5 mmboe of premium priced European gas to our PDP reserves and 17.2 mmboe to our 2P reserves.

Over the past couple years, we have placed a great deal of focus on asset high-grading and advancing several key growth projects within our portfolio to increase FCF per share. As a result, some of our near-term capital allocation priorities have shifted, with a greater emphasis on funding our Mica Montney development and Germany exploration program. With this in mind, we have updated future capital allocation estimates to align with our long-term capital priorities, including our return of capital framework. As a result, we have removed or divested reserves associated with undeveloped locations that are not prioritized for investment under our current plans. The assets most impacted by these capital allocation decisions are located in the USA and Saskatchewan. Approximately 40% of the 2P technical revisions relate to capital allocation decisions and therefore, some of these formerly assigned reserves could be recognized at a future date if they align with our capital allocation parameters at that time. In addition, we expect to recognize additional reserves over time from our Mica Montney and Germany exploration program as we develop these assets.

The PDP and 2P reserve life index at December 31, 2023 is 5.6 years and 14.0 years, respectively, both of which are in line with our long-term average and appropriately reflect the conventional composition of our asset base. The after-tax net present value of PDP reserves, discounted at 10%, is $3.2 billion(2) and the after-tax net present value of 2P reserves, discounted at 10%, is $5.7 billion(2), or $28.72 per basic share(3) after deducting year-end net debt.

The following table provides a summary of company interest reserves by reserve category and region on an oil equivalent basis. Please refer to Vermilion's 2023 Annual Information Form for the year ending December 31, 2023 ("2023 Annual Information Form") for detailed information by country and product type.

BOE (mboe)	Proved Developed Producing	Proved Developed Non-Producing	Proved Undeveloped	Proved	Probable	Proved Plus Probable
North America	112,204	5,450	78,031	195,685	120,355	316,040
International	60,502	6,892	5,305	72,700	41,098	113,798
Vermilion	172,706	12,342	83,336	268,385	161,453	429,838

The following table provides a reconciliation of changes in company interest reserves by reserve category and region. Please refer to Vermilion's 2023 Annual Information Form for detailed information by country and product type and for an explanation concerning the reserve change categories. The following tables may not total due to rounding.

PDP (mboe)	North America	International	Vermilion
December 31, 2022	133,879	54,738	188,617
Discoveries	—	—	—
Extensions & Improved Recovery	5,399	293	5,692
Technical Revisions	2,931	2,706	5,637
Acquisitions	2,791	12,548	15,339
Dispositions	(12,456)	—	(12,456)
Economic Factors	194	339	533
Production	(20,534)	(10,122)	(30,656)
December 31, 2023	112,204	60,502	172,706

1P (mboe)	North America	International	Vermilion
December 31, 2022	244,670	68,461	313,129
Discoveries	—	—	—
Extensions & Improved Recovery	23,735	692	24,428
Technical Revisions	(28,211)	729	(27,483)
Acquisitions	2,812	12,548	15,360
Dispositions	(27,361)	—	(27,361)
Economic Factors	575	395	969
Production	(20,534)	(10,122)	(30,657)
December 31, 2023	195,685	72,699	268,385

2P (mboe)	North America	International	Vermilion
December 31, 2022	412,044	110,744	522,790
Discoveries	—	—	—
Extensions & Improved Recovery	27,280	25	27,305
Technical Revisions	(59,548)	(2,951)	(62,500)
Acquisitions	3,613	17,209	20,823
Dispositions	(47,310)	—	(47,310)
Economic Factors	495	(1,107)	(612)
Production	(20,534)	(10,122)	(30,657)
December 31, 2023	316,040	113,799	429,838

Additional information about our 2023 McDaniel Reserves Report can be found in our 2023 Annual Information Form on our website at www.vermilionenergy.com and on SEDAR+ at www.sedarplus.ca.

Outlook and Guidance Update

Our Q1 2024 capital program is progressing as planned with a primary focus on Montney drilling and battery construction, Germany exploration drilling and Croatia gas plant construction. Most of the production from the Q1 2024 activity will not be on stream until mid-year or later, and as a result we expect Q1 2024 production to be in the range of 83,000 to 85,000 boe/d.

Organizational Update

Mr. Bryce Kremnica has stepped down as Vice President of North America. We would like to thank Mr. Kremnica for his many contributions to Vermilion over the past 18 years. Mr. Randy McQuaig has been promoted to Vice President, North America and will become a member of Vermilion's Executive Committee. Mr. McQuaig has been with Vermilion since 2013 and most recently held the position of Director of Canada Business Unit Assets, a position he has held since 2021. Mr. McQuaig has 30 years of operations and executive management experience, and has a Bachelor of Science degree in Petroleum Engineering from the University of Alberta.

Commodity Hedging

Vermilion hedges to manage commodity price exposures and increase the stability of our cash flows. In aggregate, as of March 6, 2024, we have 33% of our expected net-of-royalty production hedged for 2024. With respect to individual commodity products, we have hedged 46% of our European natural gas production, 28% of our crude oil production, and 29% of our North American natural gas volumes for 2024, respectively. Please refer to the Hedging section of our website under Invest With Us for further details using the following link: https://www.vermilionenergy.com/invest-with-us/hedging.

(Signed "Dion Hatcher")

Dion Hatcher
President & Chief Executive Officer
March 6, 2024

(1)	Please refer to Supplemental Table 4 "Production" of the accompanying Management's Discussion and Analysis for disclosure by product type.

(2)	Estimated gross proved, developed and producing, total proved, and total proved plus probable reserves as evaluated by McDaniel & Associates Consultants Ltd. ("McDaniel") in a report dated March 5, 2024 with an effective date of December 31, 2023 (the "2023 McDaniel Reserves Report"). Net present value of discounted cash flows as provided in the 2023 McDaniel Reserves Report. See Vermilion's annual information form for the year ended December 31, 2023 for additional information, including reserve pricing assumptions.

(3)	Per share metrics calculated using basic shares outstanding at December 31, 2023, refer to Highlights table for additional information.

Non-GAAP and Other Specified Financial Measures

This report and other materials released by Vermilion includes financial measures that are not standardized, specified, defined, or determined under IFRS and are therefore considered non-GAAP or other specified financial measures and may not be comparable to similar measures presented by other issuers. These financial measures include:

Total of Segments Measures

Fund flows from operations (FFO): Most directly comparable to net (loss) earnings, FFO is comprised of sales less royalties, transportation, operating, G&A, corporate income tax, PRRT, windfall taxes, interest expense, realized gain (loss) on derivatives, realized foreign exchange gain (loss), and realized other income (expense). The measure is used to assess the contribution of each business unit to Vermilion's ability to generate income necessary to pay dividends, repay debt, fund asset retirement obligations and make capital investments.

	Q4 2023		Q4 2022		2023		2022
	$M	$/boe	$M	$/boe	$M	$/boe	$M	$/boe
Sales	522,969	68.64	842,693	103.99	2,022,555	67.10	3,476,394	111.95
Royalties	(45,148)	(5.93)	(68,303)	(8.43)	(191,694)	(6.36)	(306,017)	(9.85)
Transportation	(22,441)	(2.95)	(21,976)	(2.71)	(88,856)	(2.95)	(78,896)	(2.54)
Operating	(116,937)	(15.35)	(136,247)	(16.81)	(513,381)	(17.03)	(489,034)	(15.75)
General and administration	(19,810)	(2.60)	(13,344)	(1.65)	(80,716)	(2.68)	(57,677)	(1.86)
Corporate income tax expense	(19,374)	(2.54)	(41,958)	(5.18)	(91,932)	(3.05)	(208,153)	(6.70)
Windfall taxes	(249)	(0.03)	(222,859)	(27.50)	(78,426)	(2.60)	(222,859)	(7.18)
PRRT	20,860	2.74	(5,045)	(0.62)	20,860	0.69	(18,318)	(0.59)
Interest expense	(22,909)	(3.01)	(22,506)	(2.78)	(85,212)	(2.83)	(82,858)	(2.67)
Realized gain (loss) on derivatives	78,737	10.33	(43,940)	(5.42)	234,365	7.77	(405,894)	(13.07)
Realized foreign exchange gain (loss)	(5,529)	(0.73)	18,845	2.33	(4,532)	(0.15)	15,195	0.49
Realized other (expense) income	1,948	0.26	(1,140)	(0.14)	(420)	(0.01)	12,982	0.42
Fund flows from operations	372,117	48.83	284,220	35.08	1,142,611	37.90	1,634,865	52.65
Equity based compensation	(7,871)		(5,377)		(42,756)		(44,390)
Unrealized (loss) gain on derivative instruments (1)	141,126		549,693		179,707		540,801
Unrealized foreign exchange (loss) gain (1)	4,834		(47,405)		12,438		(84,464)
Accretion	(19,469)		(16,501)		(78,187)		(58,170)
Depletion and depreciation	(259,012)		(171,926)		(712,619)		(577,134)
Deferred tax recovery (expense)	110,758		(196,733)		190,193		(288,707)
Gain on business combination	(5,607)		—		439,487		—
Loss on disposition	(125,539)		—		(352,367)		—
Impairment (expense) reversal	(1,016,094)		—		(1,016,094)		192,094
Unrealized other expense	1,621		(563)		—		(1,833)
Net (loss) earnings	(803,136)		395,408		(237,587)		1,313,062

(1)	Unrealized gain on derivative instruments, Unrealized foreign exchange gain (loss), and Unrealized other expense are line items from the respective Consolidated Statements of Cash Flows.

Non-GAAP Financial Measures and Non-GAAP Ratios

Free cash flow (FCF) and excess free cash flow (EFCF): Most directly comparable to cash flows from operating activities, FCF is comprised of fund flows from operations less drilling and development costs and exploration and evaluation cost and EFCF is comprised of FCF less payments on lease obligations and asset retirement obligations settled. The measure is used to determine the funding available for investing and financing activities including payment of dividends, repayment of long-term debt, reallocation into existing business units and deployment into new ventures. EFCF is used to determine the funding available to return to shareholders after costs attributable to normal business operations.

($M)	Q4 2023	Q4 2022	2023	2022
Cash flows from operating activities	343,831	495,195	1,024,528	1,814,220
Changes in non-cash operating working capital	(651)	(227,483)	61,117	(216,869)
Asset retirement obligations settled	28,937	16,508	56,966	37,514
Fund flows from operations	372,117	284,220	1,142,611	1,634,865
Drilling and development	(132,308)	(157,849)	(569,110)	(528,056)
Exploration and evaluation	(10,579)	(11,456)	(21,081)	(23,761)
Free cash flow	229,230	114,915	552,420	1,083,048
Payments on lease obligations	(3,977)	(8,019)	(17,094)	(21,168)
Asset retirement obligations settled	(28,937)	(16,508)	(56,966)	(37,514)
Excess free cash flow	196,316	90,388	478,360	1,024,366

Adjusted working capital: Defined as current assets less current liabilities, excluding current derivatives and current lease liabilities. The measure is used to calculate net debt, a capital measure disclosed above.

	As at
($M)	Dec 31, 2023	Dec 31, 2022
Current assets	823,514	714,446
Current derivative asset	(313,792)	(162,843)
Current liabilities	(696,074)	(892,045)
Current lease liability	21,068	19,486
Current derivative liability	732	55,845
Adjusted working capital	(164,552)	(265,111)

Capital expenditures: Calculated as the sum of drilling and development costs and exploration and evaluation costs from the Consolidated Statements of Cash Flows and most directly comparable to cash flows used in investing activities. We consider capital expenditures to be a useful measure of our investment in our existing asset base. Capital expenditures are also referred to as E&D capital.

($M)	Q4 2023	Q4 2022	2023	2022
Drilling and development	132,308	157,849	569,110	528,056
Exploration and evaluation	10,579	11,456	21,081	23,761
Capital expenditures	142,887	169,305	590,191	551,817

Operating netback: Most directly comparable to net earnings and is calculated as sales less royalties, operating expense, transportation costs, PRRT, and realized hedging gains and losses presented on a per unit basis. Management assesses operating netback as a measure of the profitability and efficiency of our field operations.

Payout and payout % of FFO: A non-GAAP financial measure and non-GAAP ratio respectively most directly comparable to dividends declared. Payout is comprised of dividends declared plus drilling and development costs, exploration and evaluation costs, and asset retirement obligations settled. The measure is used to assess the amount of cash distributed back to shareholders and reinvested in the business for maintaining production and organic growth. The reconciliation of the measure to primary financial statement measure can be found below. Management uses payout and payout as a percentage of FFO (also referred to as the payout or sustainability ratio).

($M)	Q4 2023	Q4 2022	2023	2022
Dividends Declared	16,227	13,058	65,248	45,769
Drilling and development	132,308	157,849	569,110	528,056
Exploration and evaluation	10,579	11,456	21,081	23,761
Asset retirement obligations settled	28,937	16,508	56,966	37,514
Payout	188,051	198,871	712,405	635,100
% of fund flows from operations	51%	70%	62%	39%

Acquisitions: The sum of acquisitions and acquisitions of securities from the Consolidated Statements of Cash Flows, Vermilion common shares issued as consideration, the estimated value of contingent consideration, the amount of acquiree's outstanding long-term debt assumed, and net acquired working capital deficit or surplus. We believe that including these components provides a useful measure of the economic investment associated with our acquisition activity and is most directly comparable to cash flows used in investing activities. A reconciliation to the acquisitions line items in the Consolidated Statements of Cash Flows can be found below.

($M)	Q4 2023	Q4 2022	2023	2022
Acquisitions, net of cash acquired	2,669	3,594	142,281	510,309
Acquisition of securities	17,448	964	21,603	23,282
Acquired working capital deficit	5,607	—	109,134	6,122
Acquisitions	25,724	4,558	273,018	539,713

Capital Management Measure

Net debt: Is in accordance with IAS 1 "Presentation of Financial Statements" and is most directly comparable to long-term debt. Net debt is comprised of long-term debt (excluding unrealized foreign exchange on swapped USD borrowings) plus adjusted working capital and represents Vermilion's net financing obligations after adjusting for the timing of working capital fluctuations.

	As at
($M)	Dec 31, 2023	Dec 31, 2022
Long-term debt	914,015	1,081,351
Adjusted working capital	164,552	265,111
Unrealized FX on swapped USD borrowings	—	(1,876)
Net debt	1,078,567	1,344,586

Ratio of net debt to four quarter trailing fund flows from operations	0.9	0.8

Supplementary Financial Measures

Net debt to four quarter trailing fund flows from operations: Calculated as net debt (capital management measure) over the FFO (total of segments measure) from the preceding four quarters. The measure is used to assess the ability to repay debt.

Dividends % of FFO: Calculated as dividends declared divided by FFO (total of segments measure). The measure is used by management as a metric to assess the cash distributed to shareholders.

Fund flows from operations per boe: Calculated as FFO (total of segments measure) by boe production. Fund flows from operations per boe is used by management to assess the profitability of our business units and Vermilion as a whole.

Management's Discussion and Analysis and Consolidated Financial Statements

To view Vermilion's Management's Discussion and Analysis and Consolidated Financial Statements for the year ended December 31, 2023 and 2022, please refer to SEDAR+ (www.sedarplus.ca) or Vermilion's website at https://www.vermilionenergy.com/invest-with-us/reports-filings.cfm.

About Vermilion

Vermilion is an international energy producer that seeks to create value through the acquisition, exploration, development and optimization of producing assets in North America, Europe and Australia. Our business model emphasizes free cash flow generation and returning capital to investors when economically warranted, augmented by value-adding acquisitions. Vermilion's operations are focused on the exploitation of light oil and liquids-rich natural gas conventional and unconventional resource plays in North America and the exploration and development of conventional natural gas and oil opportunities in Europe and Australia.

Vermilion's priorities are health and safety, the environment, and profitability, in that order. Nothing is more important to us than the safety of the public and those who work with us, and the protection of our natural surroundings. We have been recognized by leading ESG rating agencies for our transparency on and management of key environmental, social and governance issues. In addition, we emphasize strategic community investment in each of our operating areas.

Vermilion trades on the Toronto Stock Exchange and the New York Stock Exchange under the symbol VET.

Disclaimer

Certain statements included or incorporated by reference in this document may constitute forward-looking statements or information under applicable securities legislation. Such forward-looking statements or information typically contain statements with words such as "anticipate", "believe", "expect", "plan", "intend", "estimate", "propose", or similar words suggesting future outcomes or statements regarding an outlook. Forward looking statements or information in this document may include, but are not limited to: capital expenditures and Vermilion's ability to fund such expenditures; Vermilion's additional debt capacity providing it with additional working capital; statements regarding the return of capital, the flexibility of Vermilion's capital program and operations; business strategies and objectives; operational and financial performance; estimated volumes of reserves and resources; petroleum and natural gas sales; future production levels and the timing thereof, including Vermilion's 2023 guidance, and rates of average annual production growth; the effect of changes in crude oil and natural gas prices, changes in exchange and inflation rates; significant declines in production or sales volumes due to unforeseen circumstances; the effect of possible changes in critical accounting estimates; statements regarding the growth and size of Vermilion's future project inventory wells expected to be drilled in 2023; exploration and development plans and the timing thereof; Vermilion's ability to reduce its debt; statements regarding Vermilion's hedging program, its plans to add to its hedging positions, and the anticipated impact of Vermilion's hedging program on project economics and free cash flows; the potential financial impact of climate-related risks; acquisition and disposition plans and the timing thereof; operating and other expenses, including the payment and amount of future dividends; royalty and income tax rates and Vermilion's expectations regarding future taxes and taxability; and the timing of regulatory proceedings and approvals.

Such forward-looking statements or information are based on a number of assumptions, all or any of which may prove to be incorrect. In addition to any other assumptions identified in this document, assumptions have been made regarding, among other things: the ability of Vermilion to obtain equipment, services and supplies in a timely manner to carry out its activities in Canada and internationally; the ability of Vermilion to market crude oil, natural gas liquids, and natural gas successfully to current and new customers; the timing and costs of pipeline and storage facility construction and expansion and the ability to secure adequate product transportation; the timely receipt of required regulatory approvals; the ability of Vermilion to obtain financing on acceptable terms; foreign currency exchange rates and interest rates; future crude oil, natural gas liquids, and natural gas prices; and management's expectations relating to the timing and results of exploration and development activities.

Although Vermilion believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because Vermilion can give no assurance that such expectations will prove to be correct. Financial outlooks are provided for the purpose of understanding Vermilion's financial position and business objectives, and the information may not be appropriate for other purposes. Forward-looking statements or information are based on current expectations, estimates, and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Vermilion and described in the forward-looking statements or information. These risks and uncertainties include, but are not limited to: the ability of management to execute its business plan; the risks of the oil and gas industry, both domestically and internationally, such as operational risks in exploring for, developing and producing crude oil, natural gas liquids, and natural gas; risks and uncertainties involving geology of crude oil, natural gas liquids, and natural gas deposits; risks inherent in Vermilion's marketing operations, including credit risk; the uncertainty of reserves estimates and reserves life and estimates of resources and associated expenditures; the uncertainty of estimates and projections relating to production and associated expenditures; potential delays or changes in plans with respect to exploration or development projects; Vermilion's ability to enter into or renew leases on acceptable terms; fluctuations in crude oil, natural gas liquids, and natural gas prices, foreign currency exchange rates, interest rates, and inflation rates; health, safety, and environmental risks; uncertainties as to the availability and cost of financing; the ability of Vermilion to add production and reserves through exploration and development activities; the possibility that government policies or laws may change or governmental approvals may be delayed or withheld; uncertainty in amounts and timing of royalty payments; risks associated with existing and potential future law suits and regulatory actions against or involving Vermilion; and other risks and uncertainties described elsewhere in this document or in Vermilion's other filings with Canadian securities regulatory authorities.

The forward looking statements or information contained in this document are made as of the date hereof and Vermilion undertakes no obligation to update publicly or revise any forward looking statements or information, whether as a result of new information, future events, or otherwise, unless required by applicable securities laws.

This document contains metrics commonly used in the oil and gas industry. These oil and gas metrics do not have any standardized meaning or standard methods of calculation and therefore may not be comparable to similar measures presented by other companies where similar terminology is used and should therefore not be used to make comparisons. Natural gas volumes have been converted on the basis of six thousand cubic feet of natural gas to one barrel of oil equivalent. Barrels of oil equivalent (boe) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

This document may contain references to sustainability/ESG data and performance that reflect metrics and concepts that are commonly used in such frameworks as the Global Reporting Initiative, the Task Force on Climate-related Financial Disclosures, and the Value Reporting Foundation (Sustainability Accounting Standards Board). Vermilion has used best efforts to align with the most commonly accepted methodologies for ESG reporting, including with respect to climate data and information on potential future risks and opportunities, in order to provide a fuller context for our current and future operations. However, these methodologies are not yet standardized, are frequently based on calculation factors that change over time, and continue to evolve rapidly. Readers are particularly cautioned to evaluate the underlying definitions and measures used by other companies, as these may not be comparable to Vermilion's. While Vermilion will continue to monitor and adapt its reporting accordingly, the Company is not under any duty to update or revise the related sustainability/ESG data or statements except as required by applicable securities laws.

Financial data contained within this document are reported in Canadian dollars, unless otherwise stated.

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SOURCE Vermilion Energy Inc.

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CO: Vermilion Energy Inc.

CNW 17:05e 06-MAR-24